Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of T2 Biosystems, Inc. for the registration of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our report dated March 19, 2018, with respect to the consolidated financial statements of T2 Biosystems, Inc. at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 15, 2018